UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For July 21, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated July 21, 2005  -  Holding(s) in Company



NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

LEGAL & GENERAL INVESTMENT MANAGEMENT LTD

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

LEGAL & GENERAL GROUP PLC AND/OR ITS SUBSIDIARIES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTER HOLDER AMOUNT

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 914945 130,832
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 923363 184,303
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942175 373,782
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245 1,284,217
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206 8,162,326
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866197 57,260
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 904332 64,244
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 916681 17,663
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 922437 2,022
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 969995 786,605
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 754612 1,938,362
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509 516,678
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 824434 97,558
__________
13,615,852
==========

5. Number of shares / amount of stock acquired

................................................................

6. Percentage of issued class

................................................................

7. Number of shares / amount of stock disposed

350,167

8. Percentage of issued class

0.10%

9. Class of security

ORDINARY SHARES OF 321/7P

10. Date of transaction

20 JULY 2005

11. Date company informed

21 JULY 2005

12. Total holding following this notification

13,615,852

13. Total percentage holding of issued class following this notification

3.99%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MR P N HUSSEY, 020-7495-4950

16. Name and signature of authorised company official responsible for making this notification

P N HUSSEY, COMPANY SECRETARY

Date of notification

21 JULY 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  July 21, 2005                          By:__/s/ Anthony Habgood__

                                              Title:   Chairman